Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Capital One Financial Corporation

Subject Company: Hibernia Corporation

Exchange Act File Number of

Subject Company: 1-10294

On July 20, 2005, Capital One Financial Corporation (“Capital One”) held a conference call to discuss the second-quarter 2005 earnings of Capital One. You can obtain copies of public filings referenced in the following transcript by requesting them in writing or by telephone from Capital One Financial Corporation, Investor Relations Department, 1680 Capital One Drive, McLean, Virginia 22102, telephone (703) 720-2455 or Hibernia Corporation, 313 Carondelet Street, New Orleans, Louisiana 70130, telephone (504) 533-3333, Attention: Corporate Communications Department.

Hibernia shareholders are urged to read the definitive proxy statement/prospectus regarding the proposed merger of Capital One Financial Corp. (“Capital One”) and Hibernia Corporation (“Hibernia”), which was first mailed to Hibernia shareholders on or about June 20, 2005 because it contains important information. You may obtain a free copy of the definitive proxy statement/prospectus and other related documents filed by Capital One and Hibernia with the Securities and Exchange Commission (“SEC”) at the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and the other documents may also be obtained for free by accessing Capital One’s website at www.capitalone.com under the tab “Investors” and then under the heading “SEC & Regulatory Filings” or by accessing Hibernia’s website at www.hibernia.com under the tab “About Hibernia” and then under the heading “Investor Relations—SEC Filings.”

Capital One, Hibernia and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Hibernia stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Hibernia stockholders in connection with the proposed merger is set forth in the definitive proxy statement/prospectus filed with the SEC. You can find information about Capital One’s executive officers and directors in its definitive proxy statement filed with the SEC on March 21, 2005. You can find information about Hibernia’s executive officers and directors in its definitive proxy statement filed with the SEC on March 15, 2005. You can obtain free copies of these documents from Capital One and Hibernia using the contact information above.

The following transcript contains forward-looking statements, which involve a number of risks and uncertainties. The Company cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information as a result of various factors including, but not limited to, the following:

•	continued intense competition from numerous providers of products and services which compete with the Company’s businesses;

•	an increase or decrease in credit losses (including increases due to a worsening of general economic conditions);

•

the ability of the Company to continue to securitize its credit cards and consumer loans and to otherwise access the capital markets at attractive rates and terms to capitalize and fund its operations and future growth;

•

financial, legal, regulatory, accounting changes or actions that may affect investment in, or the overall performance of, a product or business, including changes in existing law and regulation affecting the credit card and consumer loan industry, in particular (including federal bank examiner guidance affecting credit card and/or subprime lending) and the financial services industry, in general (including the ability of financial services companies to obtain, use and share consumer data);

•	changes in interest rates;

•	general economic conditions affecting consumer income, spending and repayments which may affect consumer bankruptcies or defaults and hence delinquencies and charge-offs;

•

with respect to financial and other products, changes in the Company’s aggregate accounts or consumer loan balances and the growth rate and composition thereof, including changes resulting from factors such as shifting product mix, amount of actual marketing expenses made by the Company and attrition of accounts and loan balances;

•	changes in the reputation of the credit card industry and/or the Company with respect to practices or products;

•	the Company’s ability to successfully continue to diversify its assets;

•	any significant disruption in our operations or technology platform;

•

the amount of, and rate of growth in, the Company’s expenses (including salaries and associate benefits and marketing expenses) as the Company’s business develops or changes or as it expands into new market areas;

•	the ability of the Company to build the operational and organizational infrastructure necessary to engage in new businesses or to expand internationally;

•	the Company’s ability to execute on its strategic and operational plans;

•	any significant disruption of, or loss of public confidence in, the United States Mail service affecting our response rates and consumer payments;

•	the ability of the Company to recruit and retain experienced personnel to assist in the management and operations of new products and services;

•	the ability to obtain regulatory approvals of the proposed Capital One – Hibernia transaction on the proposed terms and schedule;

•	the failure of Hibernia stockholders to approve the transaction;

•	the risk that the businesses will not be integrated successfully;

•	the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected;

•	disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; and

•	other risk factors listed from time to time in the Company’s and Hibernia’s SEC reports, including, but not limited to, the Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.

A copy of the transcript of the call follows:

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CORPORATE PARTICIPANTS

Michael Rowen

Capital One Financial Corp. - Vice President, Investor Relations

Richard Fairbank

Capital One Financial Corp. - Founder, CEO, Chairman

Gary Perlin

Capital One Financial Corp. - CFO, EVP, Principal Accounting Officer

PRESENTATION

Operator

Good day and welcome to the Capital One second quarter 2005 earnings conference call.

[OPERATOR INSTRUCTIONS]

I would now like to turn the call over to Mr. Michael Rowen, Vice President, Investor Relations. Sir, you may begin.

Michael Rowen - Capital One Financial Corp. - Vice President, Investor Relations

Thank you very much. Welcome, everyone, to Capital One's second quarter 2005 earnings conference call. As usual, we are web casting live over the Internet. In addition to the press release and financials, we have included a presentation summarizing the second quarter 2005 results. With me today is Mr. Richard Fairbank, Capital One's Chairman and Chief Executive Officer, and Mr. Gary Perlin, Capital One's Executive Vice President and Chief Financial Officer. We'll walk you through this presentation.

To access this presentation, please go to Capital One's website at www.capitalone.com. Click on "Investors", then click on "Quarterly Earnings Release". You will find the presentation in the second quarter 2005 earnings release.

Please, note that the quarterly earnings release, presentations and the comments made in this conference call contain information concerning Capital One's financial performance and speak only as of the particular date or dates indicated in these materials. Capital One does not undertake any obligation to update or revise any of the information contained herein, whether as a result of new information, future events or otherwise.

Certain statements in this presentation and other oral and written statements made by the Company from time to time are forward-looking statements, including those that discuss strategies, goals, outlook, or other non-historical matters, including the benefits of the business combination transaction involving Capital One and Hibernia Corporation and the Company's plans, objectives, expectations and intentions or project revenues, income, returns, earnings per share or other financial measures for Capital One or the combined Company. To the extent any such information is forward-looking, it is intended to fit within the Safe Harbor for forward-looking information provided by the Private Securities Litigation Reform Act of 1995. Numerous factors could cause our actual results to differ materially than those described in forward-looking statements. You should carefully consider these factors in evaluating these forward-looking statements. For more information on these factors, please, see the section titled Forward-Looking Information in the earnings release presentation, accessible at the Capital One website and filed on Form 8-K with the SEC earlier today.

A reconciliation of any non-GAAP financial measures included in this presentation, including managed loan portfolio information, can also be found in the Form 8-K filed today. All the information in these files is based on the consolidated results of Capital One Financial Corporation. Further information about Capital One can be obtained from the Corporation's public filings with the SEC. For additional information about the Capital One/Hibernia transaction, Hibernia shareholders are urged to read the definitive proxy statement/prospectus regarding the proposed merger of Capital One/Hibernia. Further information about the proxy solicitation process and how to obtain a copy of the proxy statement/prospectus, is contained in the investor presentation located at the Capital One website and filed on Form 8-K with the SEC earlier today.

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Before we begin our presentation, I would like to remind you that this Friday, July 22nd, 2005, at 12:00 p.m., Capital One will be hosting its annual sell side analyst luncheon in New York City. This luncheon will be web cast. So if you would like to listen in, please visit our website, click on "Investors" and follow the links from there.

At this time, I'd like to turn the call over to Mr. Richard Fairbank, Capital One's Chairman and Chief Executive Officer, for his remarks. Rich?

Richard Fairbank - Capital One Financial Corp. - Founder, CEO, Chairman

Thanks, Mike.

I'll begin on slide 3 of the second quarter 2005 results presentation. Capital One posted another quarter marked by continuing strength in profitability, loan growth, credit quality and diversification. Our diluted earnings per share of $2.03 in the second quarter are up 23% compared to last year's second quarter and managed ROA of 2.11% reflects our bottom line earnings power. Managed loans ended the quarter at $83 billion, up 13% from the prior year quarter. Our Global Financial Services and Auto Finance businesses continue to drive diversification of both loans and profits. These businesses accounted for 44% of our managed loans as of June 30 and 23% of second quarter net income. Credit quality and margins remain strong and our liquidity and capital ended the quarter as solid as ever. We remain on track to deliver 12% to 15% managed loan growth for 2005. More likely near the lower end of the range. We're also on track to deliver managed ROA for the year between 1.7% and 1.8% with some quarterly variability. These expectations exclude the impact of our expected closing of the Hibernia transaction. Finally, we continue to expect diluted earnings per share to be between $6.60 and $7.00, including the expected impact of Hibernia.

Before Gary takes you through the results and metrics for the quarter, I'll review key trends and strategies for Capital One and our current and future businesses on slide 4. I'll start with U.S. Card. Competition in U.S. Card remains intense, as the industry continues to consolidate and consumers continue to tap their equity in their homes as an alternative to unsecured credit. Despite this intense competition, our U.S. Card business continues to deliver strong credit and profit performance. The industry’s response to the competitive pressure can be seen in the historically high mail volume and the aggressive price competition prevalent in the market. In some parts of the market, especially in the lower and middle parts of the prime segment, extremely low up-front pricing appears to make profitability heavily dependent on penalty re-pricing well beyond go-to rates. We're choosing not to market in these selected segments, because we believe the prevailing pricing practices will compromise our returns and customer franchise over the long term for the sake of short term growth. Instead, we're focusing our efforts where we see better opportunities to deliver profitable growth and create long-term customer loyalty.

One example of this is reward products. Since the fourth quarter of 2004, our marketing has increasingly targeted rewards customers. In the current competitive environment, rewards customers are more expensive to require -- excuse me -- to acquire and they deliver lower near term balance growth when compared to plain vanilla 0% teaser customers who tend to transfer large balances up front. Rewards customers deliver better returns over the long term through more interchange revenue on higher purchase volume, gradual balance growth over time, much lower credit losses and longer-term customer loyalty.

We expect our card business to deliver loan growth in the low single digits for 2005 with continuing strength in credit and profitability, more or less in line with what we've experienced over the last 12 months. Our U.S. card team continues to meet the challenges in the marketplace with strategies that deliver results today and keep us well positioned for long-term success.

The second quarter for our Global Financial Services or GFS business, includes very solid performance across our domestic and Canadian businesses. We also saw a challenging environment in the UK and GFS business results for the quarter reflect the moves we have made to respond to these challenges. Let me begin with the UK. We've seen a downturn in the consumer credit cycle in the UK with delinquencies rising across the industry over the last few months. In response to this, we have tightened underwriting, added appropriately to our loss reserves and invested in infrastructure and staffing in our account servicing and collections operations. These moves keep our UK business resilient and well-positioned to succeed for the long-term. But they also pressure loan growth and profitability.

North American GFS businesses posted strong loan growth credit performance and profits in the quarter, led by small business and Canada. We saw strong originations in revenue from Capital One home loans and we continue to successfully integrate the GFS businesses we acquired in the first quarter. GFS continues to gain further ground on the diversification front by delivering growth and profitability while meeting market challenges head-on. Our auto finance business posted an impressive quarter in terms of growth, credit and profitability. We're gaining traction in prime as we continue to integrate and leverage the Onyx growth platform. We continue to expand our origination channels by growing our dealer relationships, growing and improving the productivity of our sales force, and leveraging marketing relationships. The result is strong growth in originations and managed loans.

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In June, Capital One Auto Finance had originations of over $1 billion. Our first billion-dollar month ever.

We completed the acquisition of KeyBank's non-prime auto business early in the quarter, adding about $660 million in managed loans. More importantly, the acquisition strengthens our non-prime growth platform and our dealer channel as we integrate and leverage KeyBank's data, dealer relationships and proven sales people.

Net income is up more than 80% over the prior year quarter, reflecting very strong credit across the industry and Capital One, as well as strong margins on our growing loan portfolio. Our auto business benefited from favorable industry trends, including a strong industry-wide credit environment and sales incentives from the domestic auto makers that focused on discounting cars rather than financing. It is important to note that the domestic manufacturers discount programs, which benefited growth in the quarter may create some head winds in the second half of the year; as new car sales have grown so have trade-ins of used cars and increasing supply of used cars on the market is likely to lower used car recovery value. This could add pressure to the normal seasonal weakness in recoveries in the second half of the year.

As you can see in virtually every metric in our Auto Finance results, our full credit spectrum, multi channel strategy continues to deliver results and position us well for success as the auto lending market continues to consolidate. Moving on to banking, the environment continues to reflect the flattening yield curve coupled with slowing deposit growth. Despite these challenges, Hibernia posted second quarter results in line with our expectations. We remain on track for our planned September 1st completion of the Hibernia transaction, subject to regulatory and Hibernia shareholder approval. As integration planning efforts continue, we are impressed with Hibernia's people, businesses and performance. We're excited about the opportunities we see to learn from each other and to combine our strengths to enhance our long-term earnings prospects.

With the addition of Hibernia, we will drive further toward our vision of national scale consumer lending combined buying with local scale lending and deposits. We believe that Capital One remains well positioned to continue this success through 2005 and beyond.

Gary?

Gary Perlin - Capital One Financial Corp. - CFO, EVP, Principal Accounting Officer

Thanks, Rich, and good afternoon to everyone.

Turn to slide 5 in the managed income statement. As a reminder, this slide provides for each line item data for the quarter just ended, the previous quarter and year-ago quarter. I'll primarily focus on year-over-year changes.

The key driver behind higher net income this quarter was revenue growth. Revenue in the second quarter of 2005 increased $378 million or 15% year-over-year. The growth in net interest income was driven by higher average loan balances which increased 14% coupled with a modest increase in net interest margin of 13 basis points. The 13% increase in non-interest income was driven by increased income from securitizations, higher interchange and growing revenues from our newly acquired businesses.

On the cost front, provision expense was up $80 million year-over-year driven by higher overall loan balances, partially offset by better credit performance. This includes the effect of a smaller allowance release in the second quarter of 2005, versus the prior year's quarter. We'll come back to that in a minute.

Marketing expenses increased $23 million in the second quarter of 2005, as compared to the year-ago quarter. This brings first half marketing expenses to just under $590 million compared to about $509 million in the first half of 2004. We now expect full year marketing expense in 2005 to be approximately $1.4 billion, compared to $1.34 billion in 2004.

Operating expenses in the second quarter of 2005 were $1.06 billion, up $84 million or 9% year-over-year. One-time restructuring charges in the second quarter of 2005, were $26 million compared with $56 million in the year-ago quarter. Thus, operations costs net of restructuring were up $114 million.

Operations costs in the second quarter of '05 included a full quarter's costs associated with Capital One's newly acquired businesses, increased IT infrastructure and professional services expenses related to our outsourcing efforts and increased collection staffing expense in our UK business. All told, year-over-year, quarterly net income after taxes was up 30%, while diluted earnings per share were up 23%. Average second-quarter of 2005 share count, reflects roughly 50% of the 10.4 million additional shares issued in mid-May when investors in our mandatory convertible

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securities completed their forward purchase contracts. While we're on the subject, it is probably worth reminding our listeners that when estimating average Capital One shares outstanding, it is important to incorporate the timing and impact of 38 million shares to to be issued in connection with the Hibernia acquisition as you calculate quarterly and annual earnings per share.

Let's turn now to slide 6 where I'd like to quickly review provision expense and revenue recognition. Consistent with previous presentations, the comparison on slide 6 is between the quarter just ended in the previous quarter. Let's start with the provision for loan losses that you saw in the previous page. Provision expense for managed loans was up $39 million or 5%. Net charge-offs were virtually unchanged so the increased provision was driven entirely by a smaller allowance release in the second quarter of '05 versus the previous quarter. This quarter's allowance release was $35 million. Although there was a modest increase in on-balance sheet loans and early-stage delinquencies, these factors were more than offset by the increasing proportion of lower loss auto assets in our portfolio and improvement in late-stage delinquencies. For the full year of 2005, we continue to expect a net allowance build inclusive of the $100 million first half release, excluding the effects of the Hibernia transaction.

Turning to revenue recognition, the level of amounts billed to customers, but not recognized as revenues in the second quarter was up slightly from the prior quarter. Nearly $260 million was billed to customers in the second quarter of '05 but not recognized as revenue. This revenue suppression amount reflects relatively stable credit and collectibility.

Let's now turn to slide 7 and talk about corporate credit trends. Slide 7 shows monthly and quarterly managed net charge-offs on the left graph and the ratio of managed loans 30 days or more delinquent on the right graph. You see along the bottom of the left graph that the second quarter of 2005 managed net charge-off rate improved by 3 basis points to 4.10%. The 32 basis point improvement year-over-year is more a reflection of the longer term trend of diversification and bias towards lower loss assets, as well as the continued strong credit environment.

Moving to the delinquency graph on the right. This metric has been relatively stable since the second quarter of 2004, suggesting the charge-off performance will continue to be strong. We continue to expect our quarterly managed charge-off rate to remain below 4.25% excluding Hibernia. At the same time we see cross some currents in our loss outlook. Not surprisingly, we're experiencing an increase in bankruptcy filings in the U.S., and in the UK lenders are facing a cyclical downturn in the credit environment. Both of these factors place upward pressure in the net charge-off rate, at least in the short run. On the other hand we continue to experience excellent underlying credit performance in North American loan businesses and it is particularly pronounced in auto.

Now, let's turn to slide 8 where you'll see that Capital One's growing profitability is complimented by the continued strength of our balance sheet. Assets continue to grow at a consistent pace, capital is at another all time high, and we continue to maintain strong levels of liquidity. Our capital ratio will decline, of course, as we deploy approximately $2.4 billion of cash in connection with the Hibernia acquisition in the third quarter. But we will remain well capitalized and expect that we will continue to generate additional capital going forward. In the funding markets, we continue to experience strong demands and attractive spreads for asset backed and unsecured debt issuances. All these factors maintain and build on the strength of our balance sheet.

The detail on each of our three current business segments can be found in the tables attached to our earnings press release. But for convenience sake on this call, slides 9 to 11 provide a snapshot of each segment's profitability, managed loans and credit trends.

Beginning on slide 9, our U.S. card segment net income is up 13% from the second quarter of 2004, powered by stronger revenues and improved operating efficiency. Consistent with our increased emphasis on rewards products, loan growth over the past 12 months has been modest at 2.6% while purchase volume is up 13% over the same time frame.

The results of our GFS segment are shown on slide 10. Profits in the quarter were down significantly from the prior year quarter and the first quarter of this year, reflecting increased provisioning and operations costs associated with the cyclical downturn in the UK credit environment. You also see the effect of increased provisioning in our domestic GFS businesses, due to on balance sheet loan growth and the increase in U.S. bankruptcy filings related to the recent changes in bankruptcy law. Managed GFS loans are up slightly from the first quarter and our net of dollar equivalent declined about $436 million due to foreign exchange adjustments. Loan growth was especially strong in our North American GFS businesses, while UK loans continue to grow modestly, as we experience a downturn in the consumer credit cycle.

Turning to slide 11, you'll see that our Auto Finance segment delivered strong loan growth and credit performance along with solid profits in the second quarter. Second quarter profits were up more than 80% over the second quarter last year, driven by loan growth and excellent credit performance, along with continuing operating efficiency and scale gains. As Rich said, this quarter's managed loan growth includes the acquisition of KeyBank's $660 million non-prime auto portfolio, which was partially off set by $258 million in non-prime asset sales. While

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delinquencies have begun to increase in line with seasonal patterns, auto charge-offs improved markedly in the quarter. This also reflects seasonal factors along with improved recoveries. Together, these drove the quarterly charge-off rates to its lowest point ever at 1.74%.

Starting next quarter, after the planned completion of the Hibernia acquisition, we expect you'll be seeing the results of a fourth business segment for Capital One, the banking segment.

For now, let's open the call for your questions. Patty?

QUESTION AND ANSWER

Question from Caller

Thanks, good evening. I guess one thing, Gary, as you go through those slides real quick is that the delinquency rates seem to be moving in the opposite direction of your commentary for GFS and also provision expense. I think the auto delinquencies were actually down -- are actually up in the second quarter, but provision expense is way down and then GFS looks like delinquencies actually fell, but you're looking at a tougher credit environment in the UK. Can you help me reconcile those items?

Gary Perlin - Capital One Financial Corp. - CFO, EVP, Principal Accounting Officer

Yes. Thanks, Chris. Remember that the delinquencies are not all equal in terms of their impact on the allowance and to the extent that we are seeing higher early-staged delinquencies and lower later stage delinquencies, that will tend to bring down the allowance, because it brings down our expectations of future loss.

Question from Caller

Yes. Good afternoon. Just a quick question regarding where you're specifically targeting in marketing in terms of credit cards. Is most of the pressure coming on the high end? Have you guys sort of reaccelerated or re-proportioned your growth toward the sub-prime market and has competition picked up from, say, six months ago down in the middle market sub-prime in terms of credit cards? Thank you.

Richard Fairbank - Capital One Financial Corp. - Founder, CEO, Chairman

Okay. Craig, well, first of all, I think the credit card market is pretty competitive across the credit spectrum. We are -- we continue to market aggressively, really, in all the segments where we see significant opportunity, and that includes very significant marketing. Frankly, in the upper ends of the market segments and marketing in sub-prime, and it is more in the, if I were to generalize, it is more really in the prime segments where selectively we have been staying away from some of this. Like we talked about last quarter. It doesn't mean that we are not marketing at all in the prime segments, particularly in the prime rewards. We're very heavily marketing. But as a general statement, it is in the -- sort of the middle of the market in the prime business where we are marketing less. This does not at all reflect a net shift down market. We continue to market aggressively in the card business, if anything, with a slight net bias up market.

Question from Caller

Hi, guys. Good afternoon. My question is related to the reserve release. When we look at the numbers, essentially the loss rate was flat and the expectations are that, at least based upon your guidance that loss rates should trend up a little bit during the back half of the year and that is consistent with what you're seeing or describing in terms of bankruptcies and in terms of what you're seeing over in the UK. Can you talk a little bit more about the reserve release? And one question, one specific point is that historically, when we've seen reserve releases, it's had to do with slower than expected asset growth. Is that the case here, did asset growth actually for the quarter come in a little bit below where you're expecting and are you sort of anticipating a rebound in the back half?

Gary Perlin - Capital One Financial Corp. - CFO, EVP, Principal Accounting Officer

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Thanks, Rick. You know, as I indicated earlier, we're seeing some cross-currents in the credit metrics and, as I said, the allowance release this quarter was actually down from the allowance release we saw in the first quarter of this year, and from the allowance release we saw in the second quarter of last year. Again, you know, when you take a look at where all of these cross-currents are coming from, we did see some upward pressure on the allowance coming from the growth on balance sheet loans. And also the fact that we've got some early-staged delinquencies growing a bit that don't have as big of an impact on the allowance, and those were offset by the increasing mix in our overall portfolio of lower-loss auto assets, so it is the mix of product, as well as an improvement in the late-stage delinquencies.

So our allowance is really driven by what is in our portfolio and it is not a reflection of what we expect in terms of growth or decline in that portfolio in the future. So, again, you're seeing less allowance this quarter than you did last time last year, and certainly as you suggest, we would expect to see some increased allowance build. In fact, we're presuming that that is going to be a net positive for the year, based on the kind of seasonal patterns in growth and credit performance, that we would expect to see for the balance of 2005.

Richard Fairbank - Capital One Financial Corp. - Founder, CEO, Chairman

Next question, please.

 Question from Caller

Wondering if you could remind us what the expenses in the third and fourth quarter related to Hibernia acquisition should be. You had the 8K with the cash cost. But will you just remind us, sort of help reconcile the -- including and excluding Hibernia guidance on slide 3?

Gary Perlin - Capital One Financial Corp. - CFO, EVP, Principal Accounting Officer

Yes. David, we don't have a -- you know, a fix on what exactly what those costs are going to be and depending upon how many months we have left, once the transaction closes, that is obviously going to change some of the estimates we have. So far we're continuing to track, you know , the overall expenses that we announced at the time of the deal, which was about $175 million, and of course that includes a substantial amount that will be reflected in goodwill or capitalized. The exact amount that will show up in this year's income statement is still uncertain, but unlikely to have more than, you know, a $0.05 to $0.10 impact overall on EPS as we've indicated all along.

Richard Fairbank - Capital One Financial Corp. - Founder, CEO, Chairman

Next question, please.

Question from Caller

Good afternoon, question on -- if I can sneak in two, if I could. The number of accounts were down. I wonder what your thoughts were on the accounts. And I just wanted big picture wise, Rich, if you can comment other than the interchange lawsuits and your outlook for interchange. Thank you.

Gary Perlin - Capital One Financial Corp. - CFO, EVP, Principal Accounting Officer

Okay. Bob, let me start with the question on accounts, and again I think with the kind of quarter that we just saw out of our auto business, remember, that those are much higher balance accounts and with the kind of typical down-turn in balances that you see in the card business, that's going to show up in a decline in accounts that is not going to be compensated for by the increased accounts in the auto business just because of the average size. So I would not see any significant change there, other than the segment directions that Rich and I have been talking about.

On the interchange, let me remind you that Rich is a member of the MasterCard International board. Let me just say we are tracking the interchange issues very closely. For the past several years nearly all the forces effecting interchange have actually been moving to drive it higher. Today, those forces seem to be mixed on the upward side. There is obviously competition between Visa and MasterCard, exerting some upward pressure and adding American Express to the mix seems to have the same effect. Obviously, there are other trends and developments that are going to insert downward pressure on interchange; developments that we've seen overseas, as well as a growing merchant dissatisfaction.

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We're in the early stages of dialog and debate about where interchange in this card market is going. How that debate turns out will not be clear for some time, but we believe that we and others in the industry will certainly have the time and wherewithal to adapt our strategies and products accordingly to wherever it comes out.

Richard Fairbank - Capital One Financial Corp. - Founder, CEO, Chairman

Next question, please.

Question from Caller

Thanks. I was just wondering if you could maybe expand a little bit on the discussion about the competitive environment. You kind of see the mail volume that you're doing and whether you're seeing a change in the behavior of the competitors in the terms of either amount of mail or type of mail, whether it has rewards, or teaser rate characteristics. Anything you can kind of expand on there.

Gary Perlin - Capital One Financial Corp. - CFO, EVP, Principal Accounting Officer

Thank you, Moshe. Competition certainly remains intense. The last measure we got of mail volume, actually, was the -- as I recall, was the highest that we had in fact ever seen. By a small amount. I don't have the numbers in front of me, but certainly we can feel it out there. There is quite an intensity in terms of the mail volume.

With respect to teaser rates, the thing, the most striking thing that has happened over time in the non-reward segment, Moshe, is that long teasers in the neighborhood of, you know, 16, 18, months, teasers, now are the substantial majority. By our tally in the April-May time period about 70% of the non-rewards mailing involved introductory rates that were over 13 months in length and that trend is generally increasing. In other words, how deep those teasers and deep and long they are, it is basically increasing. For example, a year ago that number was about, you know, in the neighborhood of 25% or 30%. So that's pretty striking, and, you know, related to that, you can get a sense for why we are, you know, pulling out of some of the segments, because, you know, it is not like interest rates are going down. The point is, you know, the deeper and longer the teaser rates are, the more the economics are going to have to be recouped some other way, and we think that these markets have hit an inflection point where, you know, the economics are fundamentally reliant on re-pricing, well beyond the go-to rates, to such an extent, and so pervasively that we feel the pursuit of that is not in the interests of our customers or our shareholders.

Now, in the rewards segment, Moshe, actually there is a--we see it as quite a stable segment. People are actively marketing rewards, I think, really frankly, over the last couple of years there has been a bit of a mini gold rush in rewards in some ways. Partly, a number of things catalyzed into certainly one thing, it's been rising interchange rates. But the rewards pricing, certainly there is a lot of competition with respect to rewards points and the characteristic of rewards. But on the introductory rate side, these teasers represent only about 20% of the market, and that is really quite stable.

So, again, as we look at the reward segments, again, we see it as very competitive, but we don't see it as abnormally competitive, or alarmingly competitive in a way that, you know, such as the -- essentially the market-clearing price combined with practices represent something that we can't pursue. And given that we think rewards represent a window over the -- over the -- these few years, we're certainly putting a lot of emphasis on that.

Richard Fairbank - Capital One Financial Corp. - Founder, CEO, Chairman

Next question, please.

Question  from Caller

Hi. Thanks for taking my question. Greg Horner. Just trying to get a sense of the -- I guess my question sort of relates to what Rich Shane was asking about, the reserve release, and I'm trying to understand, for example, the allowance loan losses. We have $1.4 billion on balance sheet. Is the majority of that related to the U.S. Card business? Can you maybe break that out between U.S. Card and Auto? What I'm trying to get a sense is of where the reserve release is really coming from, what business line.

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Gary Perlin - Capital One Financial Corp. - CFO, EVP, Principal Accounting Officer

Jed, we don't break down the allowance and disclose it, segment by segment. But, certainly, the greater strength that we have seen, kind of driving the better credit performances, is in Auto, and, remember, that we're not only seeing the improvements, you know, there in terms of the actual amount of loans that are going bad, but also the strong recovery levels that we're seeing in Auto, and so when you take that into account, remember, as well, that in the first quarter of this year, we brought the -- as we integrated Onyx, we brought their book on to ours and had to align it and since we had a more conservative charge-off policy, that caused charge-offs to go up a bit in the auto segment, which we did not have to experience again this quarter, as well.

So certainly when we take a look across all of our businesses, the real improvement in credit was seen in Auto. Obviously, it's much different now than it has been over the course of the past couple of years where with our consistent move-up market in cards, you saw a lot more of the allowance release and improvement in credit being driven by that particular business segment. Lastly, remember that with the down-turn in the credit cycle in the UK, that would have, you know, having a downward impact, so again you really saw the improvement in Auto offsetting a lot of other pressures and that's why we had focused on it in our discussion today.

Richard Fairbank - Capital One Financial Corp. - Founder, CEO, Chairman

Next question, please.

Question  from Caller

Good afternoon. I'm trying to better understand the economics of Auto Finance. I think -- I think you mentioned you saw some portfolio. I'm trying to figure out whether that contributed any gain this quarter. It seems looking at your non-interest income from auto finance that the answer seems to be no. But I just wanted to check that. And then just going forward, if we have a slight slip-up in the recovery rate, what is your -- what is your thinking about where the charge-off should be trending forward, especially sort of given a seasonal weakness in the delinquencies in the second half.

Gary Perlin - Capital One Financial Corp. - CFO, EVP, Principal Accounting Officer

Okay. Matthew, on the auto asset sales, as I indicated we sold $258 million of non-prime auto assets during the quarter. You know, the gain recorded on that transaction was less than 100 basis points of the overall on transactions, so you will not have seen anything else there. In terms of the trend in Auto, I'm going to pass that over to Rich.

Richard Fairbank - Capital One Financial Corp. - Founder, CEO, Chairman

Matthew, we don't publicly forecast losses by segment, but let me just talk -- just to general trends and certainly, two things would lead the charge-offs to go up in the near term.

One is the recovery weakness potential. Now, of course, we haven't seen it, yet, but the recovery weakness that we usually find on a lag basis after exceptional promoted car sales happen.

And then, secondly, the seasonality that you can pretty much count on later in the year. The counter-veiling force, however, is the continued mix shift at Capital One, and we've continued to have a lot of success in the prime and up-market spaces, and so this sort of macro trend for Capital One has been a decline in charge-off rates due to that mix shift and gradually we would expect a continuation of that mixed shift over time.

Gary Perlin - Capital One Financial Corp. - CFO, EVP, Principal Accounting Officer

Next question, please.

Question from Caller

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Good evening. On the Auto Finance purchase that was made from Key, two questions. One, what do you expect or what does Capital One bring to that portfolio that perhaps Key couldn't deliver in terms of the return of that business? And then, secondly, do you see other portfolio acquisitions, potential out there, like that, like that particular portfolio?

Richard Fairbank - Capital One Financial Corp. - Founder, CEO, Chairman

Yes, Ann, there were two benefits to the Key purchase. One was the portfolio and the other was sort of the underlying business that we got. I think the portfolio -- I think the benefits that we bring primarily to the table are scale, and also, though, I think some of the very well-developed collection practices and operating practices that one takes advantage of over the life of a portfolio I think that will provide some benefit as well. So I think net-net that is a -- there is is a modest value creation in the purchase of that portfolio.

The ability though to get data, to continue to deepen our databases and so on, and even more importantly, the customers and sales force in parts of the marketplace that we have not been as strong, is probably the most important value-add there. And everything that we can gather from the early evidence from the Key -- the acquisition of this -- the business model, from Key, and some of the selective -- some of the stars in the sales force that we retained are very promising.

Gary Perlin - Capital One Financial Corp. - CFO, EVP, Principal Accounting Officer

Next question.

Question from Caller

Good evening. Basically, looking at your diversification strategy, you're talking about 44% of managed loans and 23% of managed income, coming from the diversified businesses and I guess my question really has to deal with, is there a high-level of capital allocation going towards those business. One, because auto carry larger balances? And then can you talk about the profitability, if you have 44% of loans driving 23% of income, can we look for profitability measures over the longer term to pinch hit also?

Gary Perlin - Capital One Financial Corp. - CFO, EVP, Principal Accounting Officer

Ed, I think it's a pretty simple explanation and the fact of the matter is, in those faster growing diversification businesses, we're making more investments. And so, for example, what were going to see is if we follow the example of the auto business, for many years we were making investments and building scale and we're now seeing the returns to those investments. We're making a number of investments in other businesses. Many of them you see in our GFS segment, where we are able to grow balances, but it takes a while to build up the scale to bring down the operating expense and also to generate the benefits to our -- our growing investments in marketing.

And, remember, as well, in some of the newer businesses, particularly in auto, what we did, was by keeping all of the securitizations on balance sheet, require a building of reserves and in a fast-growing business, if you haven't yet build the reserves, then growth is actually going to harm your profitability in the short run, but it will definitely grow that profitability in the long run more than proportionally and that is the kind of result you saw in our auto segment this quarter.

Richard Fairbank - Capital One Financial Corp. - Founder, CEO, Chairman

Next question, please.

Question from Caller

Okay. Thanks. It seems that it could be a lot of attrition or -- I guess it is agency business up for rebid from BoA and MBNA deal. I'm wondering, how interested are you in that business? How aggressive might you be if there is some opportunity there?

Richard Fairbank - Capital One Financial Corp. - Founder, CEO, Chairman

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Joel, this is not been a part of our card business in the past, but, you know, the fact that MBNA is an $18 billion agent banking business is something that we, you know, noticed over the years, and I think it certainly in its own right is a very interesting part of the marketplace. And I think that obviously given our unique position now in the marketplace, we need to take a very close look at that. We're evaluating this opportunity as we speak. We don't have any specific conclusions about whether we're going to take this business head-on, but it certainly deserves close look.

Gary Perlin - Capital One Financial Corp. - CFO, EVP, Principal Accounting Officer

Okay. We'll take just two more questions. Next question, please.

Question from Caller

Hi. Good afternoon. Most of my questions have been addressed. But I was just wondering on the expense side, as we look out to the second half of '05, it looks like pre-Hibernia is only $20 million in additional restructuring charges anticipated. I was hoping you could give us an update in terms of where you feel you are from a cost structure standpoint in the card business, whether the outsourcing effort has gone far enough, and what kind of additional moves might we see looking out over the next year or two.

Richard Fairbank - Capital One Financial Corp. - Founder, CEO, Chairman

Yes, Mike. The specific cost savings initiatives that we announced last year, we are on the tail end of that, and, you know, most of the major moves have already been announced internally here, and I think it's been a very successful effort. That's been part of a much longer process at Capital One of identifying where outsourcing opportunities are superior to doing it in-house and over a number of years we have taken important parts of our business, you know, that are -- that lend themselves to outsourcing and have, you know, really gone quite a way on that dimension.

However, if -- when we look at the fact that we are still, you know, the big three are going to be two or three times our size, it is not lost on us, that in a very competitive market we have to continue to focus very intensely on cost. I think that the next generation of cost improvement for us is less about outsourcing or having initiatives internally to cut costs by X amount, and really about something that has gotten a lot of traction in selected places in Capital One and that is process redesign. And, you know, I think probably everybody in the card business, certainly Capital One is a -- having built a mass customized, very big origination machine and so on, we have found that selectively by redesigning processes, in some cases, processes that cut across different organizational units across the company, that there is tremendous leverage in this, and this this is one of the imperatives that we have as a Company.

So we look forward to a continuing to take on our costs head-on, but I think that the achievements over the past year have definitely enhanced our competitive position.

Gary Perlin - Capital One Financial Corp. - CFO, EVP, Principal Accounting Officer

Okay. We have time for just one more question. Next question, please.

Question from Caller

Hi. Like Mike, most of my questions have been answered. But if you can just comment on where you see the end game in terms -- the end game in the industry in terms of, you know, all of of the introductory growth that going on out there. I mean, we saw today at J.P. Morgan their balances were up quite a bit, 7% year-on-year and it seems like a lot of it was driven by the teaser rates and also seems like this is quite a bit of treadmill effect and if you have any comments on where you see that going for the industry over the longer term it would be much appreciated. Thank you.

Richard Fairbank - Capital One Financial Corp. - Founder, CEO, Chairman

Joe, I wish I had a crystal ball on this one. You can imagine it is an interesting conversation about the choices that one makes and the context of an industry that continues to adapt and evolve in response to competitive pressures. I will guide your thinking back to the mid to late '90's when,

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with respect to introductory rates the industry got on a very similar treadmill. I might remind you that in early 1996 we actually announced that we were pulling back, we shrank in the quarter, a lot of other players grew very aggressively and we said that, you know, we can't be sure what they're doing, let me tell you how we see it, and we felt that the attrition levels were projected to be so high and it was inconsistent with appropriate long-term economics and customer value. I think, you know, how that phase of the industry evolved is a lot of players sort of hit a wall and ran into unanticipated problems. For us, we were able to maintain a continuity by focusing on parts of the marketplace that we thought had the best opportunity.

The twist that's different this time from last time, this is not just about teaser rates this time. This is about really a combination of teaser rates and then substantial re-pricing well in excess of go-to rates. And, you know, I don't have a crystal ball here, and I must say that unlike years ago when there were many unsophisticated players in the market, we have a small number of very sophisticated players. I can't speak for them, but I will say that our choices are clear. We're going to focus on doing things that build long-term customer value and we're going to have to let the industry chips fall where they may. That may involve less growth opportunity than we otherwise could have in the short term. But I think if you know our behavior over the last many years, you know, we don't work backwards from having to make a certain growth number to us. It's about a continual evaluation of where they're above returns and choices that are consistent with building a franchise, and both within the card business selectively and across the whole portfolio of our businesses, we continue to believe that we have great opportunity to grow and to build a franchise.

Thank you for joining us in this conference call today and thank you for your interest in Capital One. And please, remember to join us via web-cast this Friday for our annual sell side analyst luncheon. The investor relations staff will be here this evening to answer any questions that you have. Have a good evening.

Operator

That concludes today's conference call. Thank you for your participation. You may now disconnect.

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